Exhibit 5.1

                 [TRANSATLANTIC HOLDINGS, INC. LETTERHEAD]


July 1, 2006

Transatlantic Holdings, Inc.
80 Pine Street
7th Floor
New York, NY  10005

Dear Sirs:

I am Senior Vice President and General Counsel of Transatlantic Holdings, Inc., a Delaware corporation (the "Company"). The opinion is being rendered in connection with the Company's registration of 900,000 shares of its common stock (the "Shares") pursuant to a Registration Statement on Form S-8 (the "Registration Statement") to be filed with the Securities and Exchange Commission on or about July 1, 2006. The Shares are being registered for issuance by the Company pursuant to the Transatlantic Holdings, Inc. 2000 Stock Option Plan (the "Plan").

I have examined the originals, or certified, conformed or reproduction copies, of all such records, agreements, and documents as I have deemed relevant or necessary as the basis for the opinion hereinafter expressed.

Based upon the foregoing and subject to the limitations set forth herein, I am of the opinion that the Shares to be issued pursuant to the Registration Statement have been duly authorized and, when issued and paid for in accordance with the terms of the Plan, will be validly issued, fully paid and non-assessable shares.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

The opinion expressed herein is limited to the federal laws of the United States, the laws of the State of New York and, to the extent required by the foregoing opinion, the General Corporation Law of the State of Delaware.

Very truly yours,

/s/ Gary A. Schwartz
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Gary A. Schwartz
Senior Vice President and General Counsel